FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

FILER: COMPUTER SCIENCES CORPORATION

SUBJECT COMPANY: DYNCORP (001-03879)

Computer Sciences Corporation will file a proxy statement/prospectus and other relevant documents concerning the proposed merger with DynCorp with the Securities and Exchange Commission. The directors, certain executive officers and other employees and representatives of CSC may be deemed to be participants in the solicitation of proxies for the meeting of the shareholders of DynCorp relating to the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON SUCH POTENTIAL CSC PARTICIPANTS AND THE PROPOSED BUSINESS COMBINATION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the Commission's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by CSC with the Commission by requesting them in writing from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: ivestorrelations@CSC.com

The following is a transcript of a webcast investor teleconference call hosted by Computer Sciences Corporation, which commenced at 8:00 a.m. EST on Friday, December 13, 2002.

COMPUTER SCIENCES CORPORATION

Moderator: Bill Lackey

December 13, 2002

7:00 a.m. CT

Operator: Good day, and welcome to the Computer Sciences Corporation conference call to discuss the proposed acquisition of DynCorp.

Today's call is being recorded. If you would like to ask a question, please press star followed by the digit one on your touch-tone telephone.

And for opening remarks and introductions, I would like to turn the call over to the Director of Investor Relations, Mr. Bill Lackey. Please go ahead sir.

Bill Lackey: Thank you, operator, and good morning and welcome to CSC's conference call to discuss this morning's announcements of CSC's agreement to acquire DynCorp. Joining us today from El Segundo are Van Honeycutt, CSC's Chairman and Chief Executive Officer, Lee Level, Vice President and Chief Financial Officer and Paul Tucker, Vice President of Corporate Development.

We are also linked by telephone with Paul Cofoni, President of CSC's federal sector and Paul Lombardi, President and CEO of DynCorp from our offices in Virginia, so bear with it if there's some delay in perhaps the Q&A process. We want to remind everyone that today's call is being Web cast live at CSC.com and we welcome those joining us via the Web cast.

Van will begin with some brief opening remarks and then turn the call over to Paul Cofoni who will be joined by Paul Lombardi. The Q&A session will follow. Please be mindful we'd like to conclude the call by approximately 8:45 eastern time. The description of the transaction in this morning's release is necessarily incomplete.

For a complete description, please refer to the agreement and plan of merger which will be attached as an exhibit to the current report on Form 8-K to be filed with the Securities and Exchange Commission shortly. All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These statements represent the current expectations and beliefs of CSC and DynCorp and no assurance can be given that the results described in such statements will be achieved. These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements, including the following factors relating specifically to the merger: (1) the inability to obtain or meet conditions imposed for, or government approvals required for, the merger; (2) the failure of the DynCorp stockholders to approve the merger; (3) the risk that CSC and DynCorp businesses will not be integrated successfully; (4) the risk that the expected benefits of the merger may not be realized; (5) the risk that resales of CSC stock following the merger may cause the market price to fall; and (6) CSC's increased indebtedness after the merger.

For a description of non-merger related factors, see the sections entitled, "Managements' Discussion and Analysis of Financial Conditions and Result of Operations; Forward-Looking Statements" in CSC's quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2002, and in the same section of DynCorp's quarterly report on Form 10-Q for the quarter ended September 26, 2002. Whew.

It's my pleasure now to turn the call over to Van Honeycutt.

Van Honeycutt: Thank you Bill and good morning to everyone and thanks for joining us. We are extremely pleased that DynCorp will be joining CSC and we look forward to welcoming their 23,000 highly-skilled employees.

DynCorp is one of the largest employee-owned technology and outsourcing solution companies in the United States. It was founded in 1946, with revenues of more than 2.3 billion for the last 12 months ending September 30th. Their employees operate out of more than 550 company and customer locations around the world.

First, I'll briefly review the key details of today's press release and add a few additional points. Next, we'll hear remarks from Paul Cofoni, President of CSC's federal sector, and (Paul Lombardi), President and CEO of DynCorp, as they discuss some of the resulting benefits and strategic rationale around this transaction and answer your questions. And then we'll open this, after that of course, all up for any questions that you might have.

The transaction is structured as a combination of cash and CSC stock totaling $58 for each share of DynCorp. The cash portion is $15 and the equity portion is $43 in market value of CSC shares. For a complete description of the terms and conditions, please refer to the agreement and plan of merger, which will be filed with the SEC shortly. CSC will assume all of DynCorp's debt, which was $273 million of principal amount on September 26, 2002.

The transaction requires approval by the holders of a majority of the outstanding DynCorp shares and appropriate regulatory approval and we anticipate the transaction to close in the first calendar quarter of 2003. Since the transaction has a substantial equity component, it will not have a significant effect on CSC's leverage.

We expect to finance the cash portion of the transaction with commercial paper and term debt and we expect the transaction to be accretive to earnings for fiscal 2004, excluding the impact of a special charge related to the transaction. A registration statement is expected to be filed as soon as we can.

DynCorp, with approximately 98 percent of its total revenue coming from the U.S. Federal Government, compliments our overall federal business, allowing a greater breath of end-to-end solutions and significantly increasing our exposure to the growth area of federal government IT and functional outsourcing. The capabilities of the new federal sector organization will allow CSC to provide more comprehensive services and solutions to our government customers.

In addition, the combination of these two organizations will enhance our already strong position as we address opportunities to support the new Homeland Security Department and the combined CSC-DynCorp pipeline of opportunities through the end of fiscal 2005 is estimated to be approximately $40 billion. Once the merger is completed, CSC will have in excess of 38,000 people serving the U.S. Federal Government.

We expect annual federal market revenues of nearly $6 billion as we enter our fiscal 2004, and we'll be serving virtually every government agency. The U.S. Government is the largest single customer for IT solutions and systems engineering services in the United States. This transaction will significantly increase CSC's market share of that market. Additionally, the transaction adds immediate entry to and enhances our current position within several departments, notably the Department of State, the Department of Energy, and the Department of Justice.

I'm pleased now to turn the call over to Paul Cofoni in our Washington office. Paul?

Paul Cofoni: Thanks Van. The acquisition of DynCorp is an important component of our long-term growth plan for CSC's federal business. A designated strategy to accomplish two goals, to better serve our government clients and grow our business.

We remain committed to being the number one solutions provider supporting the transformation and modernization of the Federal Government. As you may know, a variety of initiatives are driving government organizations to both transform their enterprises and achieve greater levels of performance. With this acquisition of DynCorp, our organization brings the scale, capabilities and market presence that will help the government to achieve those goals.

The new federal sector will continue to be a client facing organization that will continue to bring commercial best practices to all of our clients utilizing the depth and breadth of our company. With DynCorp, we have an ideal compliment to our already extensive capabilities. This coming together of CSC and DynCorp is not only about being bigger, although scale is important, there also is a critical alignment of organizational culture.

DynCorp enjoys a long legacy of support to the government with more than 50 years of service to the Federal Government. CSC is grounded in more than four decades of government partnership. We are committed to ethical conduct, customer satisfaction and professional delivery of services and we will do it even better with DynCorp as a key component of our business. We recognize in DynCorp a very competitive and capable team.

We know them well from their outstanding work serving the U.S. Federal Government. In addition to the cultural fit with CSC, DynCorp broadens our capability to deliver end-to-end support for agencies. Specifically, the new organization enhances our telecommunications and security services offerings, broadens our logistics and range services to a larger set of clients in the areas of maintenance, logistic support and especially to the war fighter in the field. It expands our outsourcing leadership in information technology where we both have major federal customers.

Our newly enhanced organization will bring significant complimentary services in many markets, such as modeling and simulation, law enforcement and mission support engineering and a clear expansion into others, such as aviation services and base operations. It will increase our exposure to our potential customer base and strengthen our overall market position. The addition of DynCorp to CSC positions us firmly in the Homeland Security market in conjunction with our recently created enforcement security and intelligence division.

Further, this key addition enhances our ability to support clients worldwide leveraging DynCorp's global presence. Finally, I'd like to offer personal perspective. After more than 10 years of having left my former company to join CSC through information technology outsourcing, I can say today that more than 50 percent of our current employee population has come to us by way of merger, acquisition or outsourcing.

We look forward to helping DynCorp's employees find a new home here with us at CSC and we look forward to continuing our support to virtually every agency and department of the U.S. Federal Government worldwide. I'll be followed now by Paul Lombardi with DynCorp.

Paul Lombardi: Thank you Paul. I'd like to give you some history and perspective on why DynCorp is selling the company to CSC at this time. We have noticed a number of trends in the federal outsourcing and information technology marketplace over the last few years. First, we see a massive amount of consolidation in the industry.

Government contract offerings are being bundled into large, multi-year solicitations that require an increasingly diverse set of competencies than have ever been required in the past. Second, we see a massive move to outsourcing and re-systemization of the federal infrastructure. This is coupled with a quickly declining federal employee work force.

In our opinion, only large multi-faceted companies, companies with a full range of mission oriented and systems integration oriented skills can be successful. Even though DynCorp is a $2.3 billion entity, we are private and debt financed. We simply could not be a consolidator to the extent required to match the trends that I mentioned.

Faced with these realities, the board of directors of DynCorp directed management to consider options, excuse me, to the existing capital structure. Based upon a strong federal marketplace flourishing as compared to well recognized difficulties in the commercial space, four basic parameters were established by management to guide our decisions.

Number one, we want to assure that there will be no disturbance of our mission to provide quality service for customers. Number two, we want to maintain an environment in which our employees will flourish and expand their careers. Number three, we want to provide a degree of liquidity and diversification for our employee owners. And number four, we want to maximize shareholder values.

Based on our size and market offerings, we focused our attention on large strategic companies that shared our vision and values and have a demonstrated commitment to the federal marketplace. Having followed the growth and culture of CSC for a number of years, it was clear that CSC was one of only a handful of companies that met our criteria. Van and I talked about the strategic fit of the two companies in the federal sector.

We discussed the importance of the future of Homeland Security, outsourcing and information technology and we concluded that by merging these two businesses, we would create a complete set of service offerings that would be attractive to the markets that we serve. Interestingly, even though we both serve similar agencies, there are very few overlaps in customers. DynCorp has a 56 year heritage with the Federal Government.

We are proud of the performance of the company and we believe that this step will broaden dramatically our footprint with our combined customer base. The sale has been approved by our board and will be subject to a shareholder vote of our employee owners. This is an exciting time in the federal market and I share Van's enthusiasm about the potential of combining our businesses. I will now turn the call back to Bill Lackey.

Bill Lackey: Thank you Paul. A reminder to everyone to please limit your questions to the transaction so that we can conclude the call by, you know, approximately 8:45. Operator, we're now ready for the first question.

Operator: Thank you. Today's question and answer session will be conducted electronically. If you have a question, it is star one. If you're on a speakerphone, please make sure your mute button is turned off to allow your signal to reach our equipment. And we'll go first to Moshe Katri with SG Cowen.

Moshe Katri: Hey, good morning. Congratulations on what seems to be a very upbeat deal here. Can you talk a little bit about the EBITDA margins for DynCorp? That's number one. Maybe talk a little bit about the backlog that you're getting from the DynCorp acquisition as well?

Van Honeycutt: Good morning, Moshe. We've already talked about our combined backlog of about 40 billion.

Moshe Katri: That was the pipeline. That was ...

Van Honeycutt: Oh, pipeline?

Moshe Katri: Yes.

Van Honeycutt: Yes. Well, OK. I'll turn the call over to Paul Lombardi on the EBITDA, but I think that, we don't get to far into EBITDA explanations and the like because it's all going to be filed later and maybe we could just give a quick summary overview of that Paul.

Paul Lombardi: I can only give you the 2002 projection for EBITDA, will be $115 million, and in terms of the contract backlog, the firm contract backlog, which is going to be added to CSC's firm contract backlog, and we do not book by the way any open-ended contracts that are not fully tasked, is $8.5 billion of firm contract backlog.

Moshe Katri: And usually be - the backlog extends over let's say ...

Paul Lombardi: It extends over - it's being lengthened now because these contracts are becoming longer and longer periods of performance, but I would say on average about five years.

Moshe Katri: OK. And the last question, once you've integrated this acquisition, what does it mean to your service mix in terms of outsourcing, consulting and systems integration and professional services? What does that do to the mix?

Van Honeycutt: Well, the mix of our federal to commercial - federal at the end of this merger will be about 40 percent of revenue. Looking over time, we would see our - when the commercial market and the economy turns, we usually see our commercial business growing at about twice the rate of our federal, so over time, it will average itself back down because of natural growth rates.

And as far as outsourcing and systems integration, basically all of DynCorp is what we would call outsourcing of base operations in a lot of systems integration and it's a similar mix to what we have in our federal business and quite frankly, won't change as a percentage very much at all when we merge the two companies together.

Moshe Katri: Thanks.

Operator: We'll go next to Greg Gould with Goldman Sachs.

Julio Quinteros: Good morning. This is Julio Quinteros sitting in for Greg. I wanted to follow up specifically on the mix of the DynCorp business. If you could, just kind of break the company up a little bit, maybe helping us understand the components that would be considered outsourcing, systems integration and the facilities management components?

Paul Lombardi: OK. This is Paul Lombardi. Over the past few years, we've been able to grow our systems integration piece of business to about 60 percent of the revenue base. The rest is generically called outsourcing from our perspective. It's more of mission oriented. Our actual facilities management is a very, very small component of the remaining 40 percent.

The rest of it would be a range support - high end range support all around the world and other aspects of support - logistic support, forward logistic support for the DOD, State Department and Justice Department.

Julio Quinteros: OK. And I might just sneak in one quick question. Would you might be able to, sort of, expand on the overlap on the new client relationships and the opportunities that you have with some of the new clients CSC would be getting access to here?

Van Honeycutt: Why don't we have both Lombardi and Cofoni speak to that?

Paul Cofoni: Yes. While, both Computer Sciences Corporation and DynCorp really service many of, virtually all of the departments and agencies of the federal government, there are agencies where CSC has a much stronger position than DynCorp and vice-versa.

And what was really attractive about this combination is we, sort of - we actually complement each other. And for us, looking at it through the eyes of CSC, DynCorp brings greater presence and scale and capability in Department of Energy, Department of Justice, Department of State. Those are the key areas where we see a major improvement in our positioning in those agencies.

Paul Lombardi: Yes. Let me - let me - I'll also footnote that. I think the combination of two firms clearly would make CSC the leading service provider in statehood worldwide.

Also the justice component, I think we bring a little bit larger component than CSC does to the table in that regard. Our mix of federal business is about 51 percent DOD. And the rest - the two other biggest agencies for us are Department of State and Department of Justice.

Paul Confoni: Also DynCorp has a very strong global presence. And that adds to ours. Ours is much less than theirs. So that will afford us the opportunity to bring our technology to new geographies around the world.

Julio Quinteros: Thank you very much. Congratulations.

Operator: Next is Adam Frisch with UBS Warburg.

Adam Frisch: Thanks and good morning. Could you talk about the valuation of DynCorp here? I think you're paying almost a billion dollars for $2.3 billion in revenue. And that's significantly below, I guess a peer group on a price-to-revenue basis.

Can you guys talk about that and then, also touch on the kind of synergies you expect to receive from this acquisition going forward? I think you said accretive in '04. But can you, kind of, describe where you see the synergies and what kind of - can you quantify the synergies? Thanks.

Van Honeycutt: Well, this is Honeycutt. We're quite pleased with the negotiated valuation that we came to between ourselves and DynCorp. And that was - that was arrived at that over an extensive period of discussion. And we do believe that it's a good and fair price and it's a - that's part of the reason why we can say that the transaction is accretive.

As far as synergies are concerned, we're going to have the normal headquarters synergies because we'll have less need for headquarters. We'll have - we'll have synergies in facility costs.

We'll have great synergies from the DynCorp position because of our global strength and our ability to acquire technology, hardware and the like, which will - which will be leveraged into the DynCorp operation, as well, which gives us extreme comfort around the whole infrastructure synergies.

We also have rather interesting synergies around our organization and management because of the fact that we - that we really don't have a large amount of overlap. We're going to combine the two organizations.

And indeed, the new organization, top jobs and second tier jobs and from a management's perspective probably has about the same percentage as revenue would warrant the DynCorp executives running the new CSC federal business, as well. So we've had great synergies there.

And Lee, would you want to add anything about - we've got debt synergies, of course.

Leon Level: Right. You've covered substantially all of them. We will have an offset we'd want to point out to you that - to the synergies because of the cost type contracts in the federal government. So our gross synergies, in part, get passed back to the federal government.

But as Van indicates, they range across a broad range of areas and, therefore, we're quite confident we can - we can accomplish them.

Van Honeycutt: And for those of you who don't understand about the gross synergies on cost-plus contracts, if we cut our costs by a dollar, some of that has to be shared back to the federal government because of cost-plus contracts.

And we have a little bit of that here, as you always do whenever you have any cost reductions with the federal contracts that are cost-plus. But we've got - we've got good synergies here from a financial perspective and we've got great synergies here from a management and talent perspective.

Adam Frisch: Are there - are you guys going to give more detail on the synergies in terms of quantifying them on your - on your next conference call once you've had a chance to digest everything a little bit more?

Bill Lackey: Well, we probably will. I think that, you know, as the deal comes together and it gets regulatory approval and as we put our budget together for next fiscal year, I'm sure you'll be asking us what's been the effect of DynCorp and we'll tell you.

Adam Frisch: How'd you guess? Last question here, then I'll turn it over. DynCorp, could you just explain your non-U.S. government business and what you're doing globally?

Paul Lombardi: Yes. This is Paul Lombardi. Well right now, the focus of our international business is to support the forward deployment of the U.S. troops no matter where they might be on the globe. We have regional offices in the Middle East, in Europe, in South America, as well as in Singapore in the - in the Pacific Rim.

Adam Frisch: You only work with the U.S. Federal Government? That's your only client?

Paul Lombardi: No. It's not the only client but it is the predominant client.

Adam Frisch: OK.

Paul Lombardi: These are normally U.S. Government contracts that are just outside the continental limits of the United States. However, what we have been able to, especially recently, is been able to leverage those capabilities to sell within - in the - of the foreign governments in those particular regions that we've focused on.

So, as an example, we have received a - basically, we are the preferred bidder now - it was announced yesterday in Parliament - for the MOD for all of the ranges in the United Kingdom. That's quite a large offering. It's about 1.1 billion pounds.

Adam Frisch: So it's safe to say non-U.S. Government revenues are less than 10 percent?

Paul Lombardi: Yes, I would say so.

Adam Frisch: OK. Great. Thanks.

Paul Lombardi: Let me - let me caveat that also and say we really do not have any foreign currency exposure or risk. That's another important item, I think.

Adam Frisch: OK.

Paul Lombardi: We get paid in U.S. dollars.

Adam Frisch: OK. Great. Thanks, guys. Good luck.

Van Honeycutt: Thank you.

Operator: We'll go next to Karl Keirsted, with Lehman Brothers.

Karl Keirsted: Yes. Hi. Good morning. This is actually a question for Lee. I think DynCorp had to restate - give around a POC accounting issue earlier this year.

And I'd just like to ask if you could just touch on that for a quick second, most importantly whether that would cause any change to the way that CSC recognizes revenues in its federal government unit? Thank you.

Leon Level: Well, thanks, Karl. To the extent the comment relates to DynCorp, Paul may wish - Paul Lombardi may wish to add to my comment. But as to CSC, we anticipate no changes in our accounting relating to - resulting from this acquisition on either side. We're comfortable that DynCorp's accounting and ours are fully aligned with present GAAP.

Karl Keirsted: OK. All right. I'll pull up a little bit later. Thanks, Lee.

Leon Level: Thanks.

Operator: Next is David Garrity with American Technology Research.

David Garrity: Yes. Hi. Good morning. Congratulations on your transaction. A couple of questions. First and foremost, what do you expect a date to be for the DynCorp shareholders meeting?

Van Honeycutt: Well, we think that's mid-February but obviously, it's extremely dependent upon the approvals that we'll have to seek from the government with Hart-Scott and the Securities Exchange Commission. But we are right now have a planning date of mid-February.

David Garrity: OK. The other question I had had to do with, sort of, just going through the numbers in terms of sales and head count. It looks like DynCorp, if the numbers were right, was about $100,000 in revenues annually per employee.

For CSC's government business, it's about say roughly $250,000 annually per employee. Can you give us any insight as to, you know, what the differences are and to what extent you might see the DynCorp average moving up towards the CSC pre-deal average?

Van Honeycutt: Well, the major difference, of course, that's been of late is that we are selling very large scale outsourcing contracts which come - which a lot of the revenue is based upon hardware and network business and not people. And obviously, that runs the average up.

We started emphasizing that part of the business a couple of years ago and have been quite successful at doing so. And to Paul Lombardi's point a while back in the call, usually if you go to bid on a - on a giant technology outsourcing contract with the government, scale becomes very important.

And I think that - and Paul Lombardi can speak to this - but I think DynCorp in the - in the past several years, has continued to pursue the classical type systems integration business and range outsourcing business that they've been - that they've been pursuing for years.

Now together with CSC, we will better able to pursue very large technology outsourcing contracts.

You want to add anything Paul.

Paul Lombardi: I think you've covered it there.

Van Honeycutt: OK.

David Garrity: Thank you very much.

Van Honeycutt: Good

Operator: Next is Dris Upitis with Credit Suisse First Boston.

Dris Upitis: Hi. It's Dris. Just wondering - you mentioned the facility savings that you expect to realize. Can you talk about how big a part that might be, especially given the fact that you have 550 locations and also how big the charge might be associated with this?

Van Honeycutt: Well, I'm not - do we have the facilities estimate number over there about what we're going to save in facilities - a couple of million dollars.

Leon Level: Yes.

Van Honeycutt: And most of that would be in the Washington DC area, I assume, because we both have a large contingent of office space there.

And what was your second part of your question?

Dris Upitis: Well, just wondering what the approximate size of the charge might be given that you have 550 locations and you might be consolidating the number, though.

Van Honeycutt: I don't think there's going to be a big facility charge.

Leon Level: No. But the total charge will be less than $40 million...

Dris Upitis: OK.

Lee Level: ... total.

Van Honeycutt: Not just...

Lee Level: Not facilities. Right.

Dris Upitis: OK. Great. Thank you.

Operator: Next is Rick Singh, with Karsch Capital.

Rick Singh: Do you have any possibility of expanding into other federal areas with this acquisition or is the primary work you hope to do continue to be in the Department of State, Energy and Justice? Will you look at other areas like Defense or anything else?

Van Honeycutt: Well, you know, both of us are already in the other agencies. It's just that when we mentioned earlier that this gives CSC better access to State and Energy except that we're already there but not to the extent that DynCorp is. And DynCorp is already in some of the places we are.

I don't know, as we merge this together, we will - the merged company will pursue and bid all government business that we think that we can win and it's appropriate to our business strategy.

Rick Singh: And the second question I had was what was the cap ex spend for DynCorp in 2002 - or projection 2002?

Van Honeycutt: Cap ex for 2002...

Paul Lombardi: $10 million.

Van Honeycutt: Ten million.

Rick Singh: Great. Thank you.

Van Honeycutt: Good.

Operator: Next is Mark Spellman with MacKay Shields.

Mark Spellman: Hi. I was just looking at the margins. And maybe this is business mix. But as far as DynCorp's concerned, it looks like roughly five percent EBITDA margins. And I know CSC is north of 13. I was wondering if you could just help us through that.

Lee Level: Well, let me start and then the two Pauls may wish to join in. It is a business mix issue as those of you who follow CSC know. We have a significantly less capital-intense business in the federal space than we do in our commercial business, particularly in outsourcing.

And so, since there's a lower capital intensity, the margins can be lower and you can still achieve very good returns on investment.

Within the two federal businesses, the DynCorp mix tends to be more involved with these long-term, less capital-intense contracts where they have - where they have even lower - and cost type - a higher percent of cost type business so that they have margins that are slightly lower than CSC's federal business on average.

But because their investment base is even lower than CSC's federal average, their returns can complement the CSC returns.

Mark Spellman: Terrific - and just since it's a private company and difficult to get some numbers on, I was wondering, could you possibly give us say 2000 in 2001, kind of, numbers so we can get a sense of how the business has been growing or not growing...

Lee Level: DynCorp is public. And their numbers will be in the - well, they're readily available now. But they...

Mark Spellman: Oh, OK.

Van Honeycutt: They're public because of their debt and their (ESOP).

Mark Spellman: OK. Great. Thank you very much.

Van Honeycutt: And we can help you get the information if you - if you can't readily get it.

Mark Spellman: Terrific. I appreciate it.

Van Honeycutt: But their revenue growth has been quite good over the past couple of years. What would you say, Lombardi, is the...

Paul Lombardi: I think over the past three years, we've experienced growth at about 15 percent per annum.

Van Honeycutt: Yes.

Mark Spellman: On a revenue basis?

Paul Lombardi: Yes. On a revenue basis.

Van Honeycutt: OK. Next question please.

Operator: Next is William Knobler with Atlanta Sosnoff.

William Knobler: Congratulations. Most of my questions were answered but it sounds like when you made the - when CSC made the statement that the deal would be accretive in fiscal '04 that all the savings apart from the charges attended to those should come about in the year or two thereafter. Would that be true?

Bill Lackey: Well the savings will - the savings are fairly immediate. But you know the - you're talking about the synergy savings?

William Knobler: Yes.

Van Honeycutt: Well, some of them will come over time but most of them - you know most of them will be in the first six months or so.

William Knobler: Really?

Van Honeycutt: Yes.

William Knobler: Even debt savings and consolidating space in Washington?

Van Honeycutt: Well, consolidating space could maybe take a little while longer. Debt savings is that we'll renegotiate the debt when it comes up for renegotiating and that's before six months. And as far as the exact timing of where we get all the synergies we don't have a schedule on that available to us in this call but we can give it to you later. But suffice it to say all that rolled up we look at accretion in our 2004 business plan because of this transaction.

William Knobler: Right. And also ...

Bill Lackey: Now, by the way, we'll have to your point if everything works as projected the accretion view just to this transaction in 2005 year will be more than 2004.

William Knobler: Right.

Van Honeycutt: Because you get it - it builds up over time and then you repeat the whole amount the next year.

William Knobler: Right. And ...

Van Honeycutt: I will also say - excuse me, that by the time we get to 2005 it will be hard to find DynCorp because we - this will all be combined into the new (CSS) federal and that's what - that's why the integration works so well.

William Knobler: Right. And also the comment was made by Paul Lombardi about the MOD contract in the U.K. preferred bidder and the contracts with a 1.1 billion pounds. I assume that a contract was not included in the backlog, eight-and-a-half backlog.

Van Honeycutt: No. It was not but of course it - the answer to that is no and we're delighted to hear about that. But obviously we did have a revenue growth forecast and to get there you've got to sell new business.

Paul Lombardi: Let me also footnote that. That's a joint venture between us and a firm in the U.K. called Interserve PLC. So even though the number is quite high it's a 50/50 JV.

William Knobler: Right.

Paul Lombardi: And whether we can - whether (CSS) wants to consolidate that or not will determine how that revenue is booked.

William Knobler: What's the timing of that?

Paul Lombardi: Well the preferred business status was announced this week. We expect - we've been in negotiations at the single company for some time and we expect to get a final contract probably in January or February of 2003 and launch that in 2003.

William Knobler: Thank you. Good luck.

Leon Level: Thank you very much.

Van Honeycutt: Next question please.

Operator: Next is Joseph Vafi with Jeffries & Company.

Joseph Vafi: Hi. Good morning. I was wondering if you could talk a little bit about the transaction on the equity side. How many shareholders are there at DynCorp and are they going to be getting restricted or freely tradable stock?

Van Honeycutt: Paul Tucker will handle that question.

Paul Tucker: Yes. There - 85 percent of the shareholders are employees through their ESOP and retirement pension plans. They will through this transaction get the same cash and stock combination that the (non-esop) shareholders get. The, you'll see in the plan of merger documents that are filed that there's specific discussion in there about how the (esop) shares move into CSC and a large portion of those become diversifiable for those (esop) shareholders, and some of them stay within the, effectively within the (esop).

Joseph Vafi: OK, and secondly I was wondering if you wanted to comment anymore on the level of accretion here this deal might provide in '04. Are we talking a couple pennies or are we talking something more significant than that?

Van Honeycutt: We'll, let us comment on that when we give you our budget in the January, February, March timeframe.

Joseph Vafi: Very good. Thanks.

Van Honeycutt: Sure.

Operator: We'll go next to Shlomo Rosenbaum with Legg Mason.

Shlomo Rosenbaum: Hi guys. I just want to ask you in terms of the merger just to follow up on the EBITDA margin including the synergies where would you see the EBITDA margin of (DynCorp) going? Just calculating it for the nine months that it was about five percent. Where do you see that going all in when it's included with CSC?

Van Honeycutt: Well I don't -- we wouldn't know how to answer that question because so much of including it in the CSC are some cost savings that CSC will get and it will be hard to know which side of the ledger to attribute those to.

Shlomo Rosenbaum: And if you pull out would be maybe some private company costs what would you say the margins would go at that point? In other words some of the costs of, you know, just if you would be able to integrate some of that?

Van Honeycutt: I don't quite understand your question. I don't, private, their private company costs are not, we don't think in any significantly different than our public company costs because they have to do filings just like we do. It's a difficult question to answer because what we've, our philosophy is let's take the best of CSC government and (Dyna Corp) and put them together that best addresses the marketplace that affords both companies. So a lot of the synergies, some of the synergies will indeed come out of CSC. So that's why the merger works so well.

Shlomo Rosenbaum: OK. Good.

Van Honeycutt: One more question I think we have time for, and then we'll ...

Operator: We'll go next to John Jones with SoundView Technology Group.

John Jones: Thanks, good morning. Would you tell me how much cash is coming across with the transaction? You've given us the debt. Also, if Paul would you comment on the last three or four large contracts you've won that, you know, that are now in that backlog?

Van Honeycutt: Paul, why don't you address the wins first?

Paul Lombardi: All right. We've had a pretty good booking year this year. I think we've booked upwards of $4 billion worth of new business. We've burn at about two, so you know, we're building the backlog. The largest contract we won was this summer is a range, a high-end range services contract out at (Nellis Air Force Base). And we also had the privilege of winning the, taking care of the Presidential Suite of Aircraft, of maintaining those aircraft except for Air Force One, but the entire fleet over at Andrew's Air Force Base, which was a big private, public competition.

John Jones: How large was the high-end range services deal?

Paul Lombardi: One point two billion over 15 years. Also we were rewarded an $876 million contract to provide all of the infrastructure support for the EPA. And another big contract that we'd won last year was to re-systemize the FBI, a contract called (trilogy), which is upwards of about $300 million.

Van Honeycutt: Now as regards to cash coming over it's essentially zero because they've been debt financed, so it's no appreciable amount of cash.

John Jones: So there's nothing there. OK. Then how long have you been in discussions on this transaction?

Van Honeycutt: Oh I think that we've known (Dime Corp) and Lombardi since we were children. But how long have we really been in discussions, Paul? Exactly what is it? What ...

Paul Lombardi: Well I don't know, Van. I think in serious discussions probably 40 days.

Van Honeycutt: But, yes, that's probably about right.

John Jones: OK, thank you. Good luck.

Van Honeycutt: OK, guys I really appreciate you joining our conference call. And of those that we couldn't get to to answer your question please call back and get a hold of one of us, and we'll do our best to do that. And read our public filings and our S4 as soon as it gets out. We expect to file that next week. And thanks for your support. And we are extremely enthusiastic about this merger and think it's going to provide great benefit for our federal government customers, and it's also going to give us great balance as we go forward.

As I mentioned earlier we believe our commercial business as in the past will grow at about two times our federal, so you can do your own math as to when, well what the percentage will get to. We really are, we really like federal -- this federal government IT business and think it's big contracts, low investment, and business that we know how to do. So we really believe this is going to be part of our portfolio as we look out in the future, and at the same time continue to grow our commercial revenue not only in the United States but throughout Europe and Asia. So appreciate your interest and talk to you later.

Operator: This does conclude today's conference call. We thank you for your participation. You may disconnect your line at this time.

END

All statements in the preceding communication that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements represent the current expectations and beliefs of Computer Sciences Corporation and no assurance can be given that the results described in such statements will be achieved.

These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements, including the following factors relating specifically to the merger: (i) the inability to obtain or meet conditions imposed for, or governmental approvals required for, the merger; (ii) the failure of the DynCorp stockholders to approve the merger; (iii) the risk that the CSC and DynCorp businesses will not be integrated successfully; (iv) the risk that the expected benefits of the merger may not be realized; (v) the risk that resales of CSC stock following the merger may cause the market price to fall; and (vi) CSC's increased indebtedness after the merger.

For a description of non merger-related factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations; Forward-Looking Statements" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2002.